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C^M

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 24 2008

Washington, DC
110

SEC FILE NUMBER
8- 67191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING___12/31/2007___

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST ASSET FINANCIAL INC.   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

110 E. IRON AVE

                 (No. and Street)

SALINA   KANSAS   67401

 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  ROBERT HAMMAN   785-825-5050

                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENSON ACCOUNTING, CPA, PA

           (Name – *if individual, state last, first, middle name*)

1929 S. OHIO ST.   SALINA   KANSAS   67401

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 6 2008

THOMSON

FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

See auditors' report & accompanying notes.

OATH OR AFFIRMATION

I, ROBERT J. HAMMAN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST ASSET FINANCIAL INC. , as of DECEMBER 31, , 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

MICHAEL H. OLSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

See auditors' report & accompanying notes. 5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

FIRST ASSET FINANCIAL INC. [13]

SEC FILE NO.
8-67191 [14]

FIRM I.D. NO.
139107 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

110 E. IRON AVE [20]

(No. and Street)

SALINA [21] KANSAS [22] 67401 [23]

(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/2007 [24]

AND ENDING (MM/DD/YY)
12/31/2007 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT HAMMAN [30]

(Area Code) — Telephone No.
785-825-5050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____twentieth_____ day of ___March___ 20 _08_

Manual Signatures of:

1) ___Robert Hamman___
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03) 1 of 16

See auditors' report & accompanying notes.

6

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BENSON ACCOUNTING, CPA, PA | 70

ADDRESS

1929 S. OHIO ST. | 71 | **SALINA** | 72 | **KANSAS** | 73 | **67401** | 74
Number and Street | | City | | State | | Zip Code

CHECK ONE

☒ Certified Public Accountant	75	**FOR SEC USE**
☐ Public Accountant	76	
☐ Accountant not resident in United States or any of its possessions	77	

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

See auditors' report & accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
FIRST ASSET FINANCIAL INC.

N3 | | | | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2007 | 99

SEC FILE NO. 8-67191 | 98

Consolidated X | 198

Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 71,668	200			$ 71,668	750
2. Receivables from brokers or dealers:	10,000					
A. Clearance account		295				
B. Other	88,057	300	$	550	98,057	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	15,913	490		680	15,913	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 185,638	540	$	740	$ 185,638	940

OMIT PENNIES

See auditors' report & accompanying notes.

BROKER OR DEALER	FIRST ASSET FINANCIAL INC.	as of 12/31/2007

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	66,436 [1155]	[1355]	66,436 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 66,436 [1230]	$ [1450]	$ 66,436 [1760]

Ownership Equity

21. Sole Proprietorship		$	[1770]
22. Partnership (limited partners)	($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock		10,000	[1792]
C. Additional paid-in capital		45,000	[1793]
D. Retained earnings		67,202	[1794]
E. Total		122,202	[1795]
F. Less capital stock in treasury		(3,000	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 119,202	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 185,638	[1810]

OMIT PENNIES

See auditors' report & accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   FIRST ASSET FINANCIAL INC.

For the period (MMDDYY) from 010107 |3932| to 23107 |3933|
Number of months included in this statement   12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 5,316 |3935|
   b. Commissions on listed option transactions .... 25 3,604 |3938|
   c. All other securities commissions .... 374,397 |3939|
   d. Total securities commissions .... 383,317 |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... |3945|
   b. From all other trading .... |3949|
   c. Total gain (loss) .... |3950|
3. Gains or losses on firm securities investment accounts .... |3952|
4. Profit (loss) from underwriting and selling groups .... 26 76,894 |3955|
5. Revenue from sale of investment company shares .... 632,341 |3970|
6. Commodities revenue .... |3990|
7. Fees for account supervision, investment advisory and administrative services .... 20,904 |3975|
8. Other revenue .... 100,318 |3995|
9. Total revenue .... $ 1,213,774 |4030|

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... 72,071 |4120|
11. Other employee compensation and benefits .... 35,201 |4115|
12. Commissions paid to other broker-dealers .... |4140|
13. Interest expense .... |4075|
    a. Includes interest on accounts subject to subordination agreements .... |4070|
14. Regulatory fees and expenses .... 22,947 |4195|
15. Other expenses .... 888,427 |4100|
16. Total expenses .... $ 1,018,646 |4200|

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 195,128 |4210|
18. Provision for Federal income taxes (for parent only) .... 28 |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... |4222|
    a. After Federal income taxes of .... |4338|
20. Extraordinary gains (losses) .... |4224|
    a. After Federal income taxes of .... |4239|
21. Cumulative effect of changes in accounting principles .... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 195,128 |4230|

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items ..... $ (24,228) |4211|

See auditors' report & accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   FIRST ASSET FINANCIAL INC.

For the period (MMDDYY) from 010107 to123107

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 108,074	4240
A. Net income (loss)	195,128	4250
B. Additions (Includes non-conforming capital of ....$ [4262])		4260
C. Deductions (Includes non-conforming capital of ....$ [4272])	184,000	4270
2. Balance, end of period (From item 1800)	$ 119,202	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See auditors' report & accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIRST ASSET FINANCIAL INC.	as of 12/31/2007

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm $_{30}$ SOUTHWEST SECURITIES, INC. [4335]   XX   [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $_{36}$ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See auditors' report & accompanying notes.

FIRST ASSET FINANCIAL INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 195,128
Add Non-cash Expense, Depreciation	8,479
Net (Increase) in Receivables & Deposits	19,241
Net Increase in Accounts Payable	(3,704)
Net Cash Provided/(Used) by Operations	$ 219,144

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Fixed Assets	$ (24,392)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital Investments	$ 0
Purchase Treasury Stock	(3,000)
Dividend Distributions	(181,000)
Net Cash Provided/(Used) by Financing	$ (184,000)
NET INCREASE/ (DECREASE) IN CASH	$ 10,752
CASH AT BEGINNING OF YEAR	60,916
CASH AT END OF YEAR	$ 71,668

NOTE:
> Total interest paid during the fiscal year ending December 31, 2007 was $0. The corporation is an "S" Corporation and pays no income taxes.

See auditors' report and accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of First Asset Financial Inc. have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity – First Asset Financial Inc. was incorporated on June 15, 2005, in the state of Kansas, as a broker/dealer of securities.

Revenue from commissions and sale of investment company shares are recorded on a trade-date basis as securities transactions occur.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Depreciation – In the past, the company has provided for depreciation by using code section 179 of the internal revenue code which expenses the entire cost of the capital expenditures in the year of purchase. These items have been generally small in nature and minor in amount. However, due to significant remodeling expenditures, capital assets have been created which will be depreciated over an estimated useful life of 7 years in accordance with GAAP. It is anticipated that future purchases small in nature and amount will continue to be expensed based on code section 179 as consistently applied in prior years. For the year ended December 31, 2007, depreciation expense amounted to $8,479.

Concentrations of Credit Risk – The Company maintains cash balances in banks which are insured up to $100,000 by the Federal Deposit Insurance Corporation; however, from time to time the Company's balance exceeds the insured amount.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

See auditors' report.

FIRST ASSET FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the Year Ended December 31, 2007

NOTE B – EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $10,500 per year (with an additional $2,500 if they are over age 50 in 2007). The Company contributed $1,675 to the plan in 2007.

NOTE C – LEASES

The Company rents its facilities, and some of its furniture and equipment from organizations comprised of members of the stockholders' family under an annual agreement. The Company paid $9,300 in rent to the related parties for the lease term January 1, 2007 through December 31, 2007.

See auditors' report.

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA   MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

Our report on our audit of the basic financial statements of **First Asset Financial Inc.** for 2007 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.   The supplementary schedules on pages 16 to 19, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BENSON ACCOUNTING, CPA, PA

By:_____ CPA
Joel Benson, CPA

March 15, 2008
Salina, KS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 119,202	3480
2. Deduct ownership equity not allowable for Net Capital	(12,038)	3490
3. Total ownership equity qualified for Net Capital	107,164	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 107,164	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from		
Statement of Financial Condition (Notes B and C) .... $ _____	3540	
B. Secured demand note delinquency _____	3590	
C. Commodity futures contracts and spot commodities –		
proprietary capital charges _____	3600	
D. Other deductions and/or charges _____	3610	(_____) 3620
7. Other additions and/or allowable credits (List)		3630
8. Net capital before haircuts on securities positions	$ 107,164	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments .... $ _____	3660	
B. Subordinated securities borrowings _____	3670	
C. Trading and investment securities:		
1. Exempted securities _____	3735	
2. Debt securities _____	3733	
3. Options _____	3730	
4. Other securities _____	3734	
D. Undue Concentration _____	3650	
E. Other (List) _____	3736	(_____) 3740
10. Net Capital	$ 107,164	3750

OMIT PENNIES

See auditors' report on supplemental information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   FIRST ASSET FINANCIAL INC.   as of 12/31/2007

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 4,429	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 102,164	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...₂₂	$ 100,520	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 66,436	3790

17. Add:

A. Drafts for immediate credit ...₂₁ $		3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited $		3810	
C. Other unrecorded amounts (List) $		3820	$ ___ 3830
18. Total aggregate indebtedness			$ 66,436 3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 62 3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...₂₃	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditors' report on supplemental information.

FIRST ASSET FINANCIAL INC.
STATEMENT OF NET CAPITAL
For the Year Ended December 31, 2007

COMPUTATION OF NET CAPITAL IS AS FOLLOWS:

Cash	$ 71,668
Depository accounts with brokers or dealers – clearance account	10,000
Receivables from brokers or dealers – other	49,716
Receivables from non-customers	38,341
Fixed Assets	15,913
Total Assets	**$ 185,638**
Less: Non-Allowable Assets	(12,038)
Total Allowable Assets	$ 173,600
Payable to non-customers	(66,436)
Total Liabilities	$ (66,436)
Net Capital	$ 107,164

Comprised of the following:

Common Stock	
(10,000 shares issued, 9,500 shares outstanding, $1 par):	$ 10,000
Additional Paid In Capital:	45,000
Treasury Stock (500 shares):	(3,000)
Specifically Excepted Equity Items	(12,038)
Retained Earnings:	67,202
Total Net Capital:	$ 107,164

NOTE:

First Asset Financial Inc. computation of net capital per the focus report dated December 31, 2007 is also $107,164.

See auditors' report on supplemental information.

BENSON ACCOUNTING, CPA, PA

JOEL BENSON, CPA   MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

Independent Auditors' Report on Reportable Conditions

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

In planning and performing our audit of the financial statements of **First Asset Financial Inc.** for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control and its operation would not necessarily disclose all matters in the internal control that might be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. However, we noted no matters involving the internal control and its operation that we consider to be reportable conditions as defined above.

This report is intended solely for the information and use of the Board of Directors, management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

BENSON ACCOUNTING, CPA, PA

By: _Joel Benson CPA_
Joel Benson, CPA

March 15, 2008
Salina, KS

BENSON ACCOUNTING, CPA, PA

JOEL BENSON, CPA   MARY BENSON, CPA

1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

Independent Auditors' Report on Internal Controls

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

In planning and performing our audit of the financial statements and supplemental schedules of First Asset Financial Inc. (Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BENSON ACCOUNTING, CPA, PA

By: _____
Joel Benson, CPA

March 15, 2008
Salina, KS

CRD # 139107
SEC # 8-67191

SEC Mail Processing
Section

MAR 2 4 2008

Washington, DC
110

FIRST ASSET FINANCIAL INC.
Financial Statements
And
Independent Auditors' Report

December 31, 2007

Table of Contents

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA   MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

Independent Auditors' Report

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

We have audited the accompanying statement of financial condition of **First Asset Financial Inc.** (a Kansas "S" corporation) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes considering internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Asset Financial Inc.** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BENSON ACCOUNTING, CPA, PA

By:  *Joel Benson* CPA
Joel Benson, CPA

March 15, 2008
Salina, KS

END